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SEC FILE NUMBER
8-69291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BlueStone Growth Partners LLC (fka Steward Securities Group LLC)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Gannet Dr
(No. and Street)

Commack	New York	11725
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert A. Marietta	917-309-2634	bmarietta@bluestonegrowth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N St Paul St, Ste 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Manetta, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BlueStone Growth Partners LLC (fka Steward Securities Group LLC), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Robert A. Manetta, Managing Director / CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BlueStone Growth Partners LLC

Formerly known as Steward Securities Group LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2025
(With Reports of Independent Registered Public Accounting Firm Thereon)

CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
BlueStone Growth Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BlueStone Growth Partners LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 9, 2026

BlueStone Growth Partners LLC
Statement of Financial Condition
December 31, 2025

ASSETS	
Cash and cash equivalents	$ 31,842
Accounts receivable	4,951
Prepaid expenses	5,442
TOTAL ASSETS	$ 42,235
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	2,718
TOTAL LIABILITIES	2,718
MEMBER'S EQUITY	
Member's equity	39,517
TOTAL MEMBER'S EQUITY	39,517
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 42,235

The accompanying notes are an integral part of these financial statements.

BlueStone Growth Partners LLC
Statement of Operations
For the year ending December 31, 2025

Revenue

Commission income	$ 198,021
Interest income	2
Total Income	198,023

Operating Expenses

Clearing and brokerage	$ 116,086
Professional fees	32,551
Compensation	25,156
Regulatory fees	7,122
Technology/commumications	147
Insurance	48
Other expenses	1,617
Total Expenses	182,727
Net Income	15,296

The accompanying notes are an integral part of these financial statements.

BlueStone Growth Partners LLC
Statement of Changes in Member's Equity
For the year ending December 31, 2025

	Total Member's Equity
Balances at December 31, 2024	$ 43,221
Distributions	(19,000)
Net income	15,296
Balances at December 31, 2025	$ 39,517

The accompanying notes are integral part of these financial statements.

BlueStone Growth Partners LLC
Statement of Cash Flows
For the year ending December 31, 2025

Cash Flows From Operating Activities:

Net Income	$ 15,296
Adjustments to reconcile net loss to	
net cash used in operating activities:	
(Increase) decrease in accounts receivable	3,806
(Increase) decrease prepaid expenses	823
Increase (decrease) in accounts payable	(17,683)
Net cash provided (used) in Operating Activities	2,242

Cash Flows From Investing Activities:

	-
Net cash provided (used) in Investing Activities	-

Cash Flows From Financing Activities:

Contributions	-
Distributions	(19,000)
Net cash provided (used) in Financing Activities	(19,000)
Net decrease in cash and cash equivalents	(16,758)
Cash and cash equivalents at beginning of year	48,600
Cash and cash equivalents at end of year	$ 31,842

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

BLUESTONE GROWTH PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bluestone Growth Partners, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Nature of Business - The Company is located in Commack, New York. During 2025, the Company referred clients who had transactional needs to another registered broker dealer and received a portion of the commission earned on the clients transactions (a referral fee) pursuant to commission sharing agreements they have with those broker dealers. The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - An unclassified Balance Sheet is presented in accordance with industry standards.

Revenue Recognition - The Company introduces private investment funds to other broker/dealer counterparties who are able to facilitate their transactional needs. For those arrangements, the Company enters into a Commission Sharing Agreement with the providing broker/dealer. The revenue recognition is subject to the number of clients and the number of transactions conducted on a monthly basis.

Income Taxes - The Company has elected to be taxed as a Limited Liability Company, a disregarded entity, and therefore, no provision has been made for federal income tax since these taxes are the responsibility of the member.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2025, the tax years that remain subject to examination by the major tax jurisdictions under the Statute of Limitations are from the year 2013 (year of inception) forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as a tax expense in the Statement of Operations.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through **February XX 2026**, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements on December 31, 2025.

Segment Reporting - The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the Managing Director of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

On December 31, 2025, the Company had net capital of $29,124 and a net capital requirement of $5,000 for the year. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 on December 31, 2025. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE 3: FINANCIAL COMMITMENTS

The company does not have any financial commitments, contingencies, pending legal matters as of December 31, 2025.

NOTE 4: RELATED PARTY TRANSACTIONS

The Company's parent (Hyperpath Technologies LLC) provides monthly support for corporate governance, financial statement review, and general operational services. The Company incurred $3,000 in expense for these services during the year which are reflected in professional fees.

The Company's Executive Management team provides compliance, operational oversight, and administrative services to the Company monthly. The Company incurred $7,000 in expense for these services during the year which are reflected in professional fees.

Schedule I
Bluestone Growth Partners LLC
Supplemental Information
Pursuant to Rule 17a-5
For the year ending December 31, 2025

Computation of Net Capital

Total Member's equity qualified for net capital	$	39,517
Deductions / charges		
Non-allowable assets:		
Commission receivable		4,951
Other assets		5,442
Total deductions / charges		10,393
Net Capital before haircuts on securities positions		29,124
Haircuts on securities:		
Mutual funds		-
Money market funds		-
Net Capital	$	29,124
Aggregate indebtedness		
Accounts payable	$	2,718
Accrued expenses		-
Total aggregate indebtedness	$	2,718
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 12.5% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	24,124
Ratio of aggregate indebtedness to net capital		.09 to 1

Reconciliation of Computation of Net Capital

Net capital per filed 12/31/2025 Focus Report	$	29,124
no differences		-
Net capital per 12/31/2025 audit		29,124

See accompanying report of independent registered public accounting firm.

Schedule II & III

Bluestone Growth Partners LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is considered exempt from Securities Exchange Commission ("SEC") by relying on footnote 74 to SEC Release 34-70073 and therefore is not required to maintain a special reserve bank account for the Exclusive benefit of customers."



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
BlueStone Growth Partners LLC

We have reviewed the accompanying Exemption Report of BlueStone Growth Partners LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to providing referral services – receive commissions and/or referral fees for accounts referred to other broker dealers throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 9, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

BlueStone Growth Partners, LLC Exemption Report

BlueStone Growth Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) providing referral services – receive commissions and/or referral fees for accounts referred to other broker dealers.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Robert Marietta, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Robert A. Marietta

Managing Director/CCO

Date of Report: April 9, 2025